
March 27, 2018

Alok Vaish
Chief Financial Officer
Yatra Online, Inc.
1101-03, 11th Floor, Tower-B,
Unitech Cyber Park,
Sector 39, Gurgaon, Haryana 122002
India

      Re: Yatra Online, Inc.
             Form 20-F for the Fiscal Year Ended March 31, 2017
             Filed June 30, 2017
             File No. 001-37968

Dear Mr. Vaish:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                      Sincerely,

                      /s/ Melissa Raminpour for

                      Lyn Shenk
                      Accounting Branch Chief
                      Office of Transportation and Leisure